Exhibit 12.1

ABRAXAS PETROLEUM CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2009
Earnings available for fixed charges:
Income (loss) before income taxes (1)	$ 2,977	$ 6,271	$ 700	$ 56,985	$ (52,403)	$ (9,952)
Interest expense, net	17,857	13,970	16,738	7,984	10,309	8,870
Deferred financing fees	1,848	1,589	1,591	671	1,028	799
Earnings available	$ 22,682	$ 21,830	$ 19,029	$ 65,640	$ (41,066)	$ (283)

Fixed charges:
Interest expense, net	$ 17,857	$ 13,970	$ 16,738	$ 7,984	$ 10,309	$ 8,870
Deferred financing fees	1,848	1,589	1,591	671	1,028	799
Fixed charges	$ 19,705	$ 15,559	$ 18,329	$ 8,655	$ 11,337	$ 9,669

Ratio of earnings to fixed charges	1.15x	1.40x	1.04x	7.58x	N/M	N/M
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(1)	From continuing operations